Peter N. Handrinos	John Hancock Tower, 27th Floor
Direct Dial: 617-948-6060	200 Clarendon Street
peter.handrinos@lw.com	Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

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Re:                             Selecta Biosciences, Inc.
Draft Registration Statement on Form S-1
Submitted November 24, 2015
CIK No. 0001453687

Dear Ms. Hayes:

On behalf of Selecta Biosciences, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 17, 2015 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).  This letter is being submitted together with Confidential Submission No. 2 (“Submission No. 2”) to the Registration Statement, which has been revised to address various of the Staff’s comments.  The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.  For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Submission No. 2 that reflect changes made to the Registration Statement.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

December 29, 2015

Prospectus Summary, page 1

Our SVP Technology, page 1

1.              At first use, please define the terms “tolerogenic” and “cytolytic” to enable a lay investor to understand.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 2 and 102 of Submission No. 2.

SEL-212 for the Treatment of Refractory and Tophaceous Gout, page 4

2.              We note your description of refractory gout as an “orphan indication.”  The first time you introduce the concept of orphan drug or biologic designations, please explain that the FDA may designate as “orphan drugs” certain drugs or biologics intended to treat rare diseases, and clarify in that discussion that none of your product candidates has obtained an orphan designation for any indication.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 4 of Submission No. 2.

Risk Factors, page 12

“Provisions in our restated certificate of incorporation… ,”  page 61

3.              The potential risks to investors related to the exclusive forum provision in your restated certificate of incorporation are distinct from your potential anti-takeover provisions. Please revise this risk factor to break out as a separately captioned risk factor the discussion in the last two paragraphs of your exclusive forum provisions.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 62 of Submission No. 2.

Industry and Other Data, page 64

4.              Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement.  Your statements on page 64 that you have not independently verified market and industry data from third-party sources could imply that you are not taking liability for this information.  In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement relating to your relative market strength and competitive position.

December 29, 2015

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 64 of Submission No. 2.

Use of Proceeds, page 65

5.              Please revise your disclosure:

•                  to clarify the stage of development you anticipate you will achieve using the proceeds you will allocate to advance SEL-212;

•                  to identify which of your other SVP product candidates you intend to develop using proceeds from the offering and the stage of development you anticipate you will achieve; and

•                  to separate the amount of proceeds you expect to allocate to potential future development programs, early-stage research and development and continued development of your SVP technologies from those you expect to use for working capital and general corporate purposes.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 65 of Submission No. 2. The Company respectfully advises the Staff that, upon identifying the estimated net proceeds from the offering, it will include estimated dollar amounts for each intended use of proceeds. The Company further advises the Staff that, to the extent it is able to specify with further certainty the intended use of the net proceeds from the offering, it will further revise the Registration Statement in a subsequent amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Contractual Obligations and Contingent Liabilities, page 86

6.              Please clarify why you have excluded from the table any potential contingent payments upon the achievement by you of specified clinical, regulatory and commercial events, as applicable, or patent prosecution or royalty payments you may be required to make under license agreements. Please describe and quantify herein these payments and potential payments you may be required to make under manufacturing and CRO agreements.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 86 of Submission No. 2 to indicate that (i) contingent payments under license agreements have been excluded from the table because the timing and likelihood of such payments are not known and (ii) payments under manufacturing and CRO agreements have been excluded from the table because (a)

December 29, 2015

the timing of such payments is uncertain and contingent upon the completion of future activities and (b) the Company believes that its non-cancelable obligations under such agreements are not material.

Common Stock Valuation, page 89

7.              We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:  The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price.

Business, page 95

Overview, page 95

8.              Please disclose all investigational new drug applications (“INDs”) that you have submitted to the FDA as well as the indication(s) and sponsor(s) for any active INDs related to your product candidates.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 96 of Submission No. 2.

9.              Please provide a brief explanation of the term “preclinical proof-of-concept” to enable a lay investor to understand.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 97 of Submission No. 2.

10.       Please revise your product pipeline table on page 97 to remove the programs that are currently in discovery.  Since you have not yet developed a product candidate for these programs, it is premature to include them in a product pipeline table. If you feel that your investors would benefit from knowing other areas where you are conducting early-stage research, consider presenting them separately from your disclosure about programs where you have developed a product candidate.  Please make corresponding changes to the product pipeline table on page 3 of the Prospectus Summary.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 3 and 98 of Submission No. 2.

December 29, 2015

Inhibition of Anti-KLH Antibody Response…,  page 105

Phase 1 and Phase 2 clinical trials, page 112

11.       We note your statements regarding demonstrations of safety and efficacy of your product candidates, such as:

•                  that you “observed that [y]our SVP technology was effective at inhibiting antibody responses to KLH in nonhuman primates,” and

•                  that “in [the Phase 1a] trial, pegsiticase was safe.”

Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies making a determination (according to criteria specified in law and agency regulations) that a drug or biologic is effective, it is premature for you to describe or suggest that your SVP technology, product candidates, or any other non-approved product or technology is effective. Accordingly, please revise these statements in your prospectus.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 106 and 113 of Submission No. 2.

Licenses and Collaborations, page 126

12.       Please revise your disclosure to describe the material terms of your license agreements with Brigham, Harvard Medical School, and the University of Toronto and your collaboration agreement with Genethon, including any material payment provisions, the scope of any licenses granted, the duration, and termination provisions.

In addition, please file each agreement as an exhibit to your registration statement.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not entered into license agreements with either of Brigham or Harvard Medical School.  As indicated on page 101 of Submission No. 2, the technology owned by these institutions is licensed by the Company through MIT, the party that administers licensing arrangements with respect to patents jointly owned by these institutions.

The Company respectfully advises the Staff that it has previously collaborated with Genethon to conduct preclinical studies. The Company further advises the Staff that it has separately agreed to terms on an additional collaboration with Genethon to co-develop up to three gene therapy indications and is currently in the process of formalizing the related collaboration agreement. In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 97, 101 and 117 of Submission No. 2 to clarify that the Company has collaborated with Genethon on matters pertaining to research and is

December 29, 2015

separately in the process of documenting a formal agreement with Genethon with respect to product development.  Upon entering into such an agreement with respect to product development, the Company respectfully advises the Staff that it will revise its disclosure to describe the material terms of such agreement and file it as an exhibit to the Registration Statement.

The Company further advises the Staff that, although it has a license agreement with the University of Toronto, the technology licensed under the agreement is not currently used in the Company’s product candidates or programs in discovery and, therefore, the Company advises the Staff that it does not believe the agreement with the University of Toronto is material.

Massachusetts Institute of Technology, page 126

13.       Please revise your description of this agreement to disclose the percentage of income received from sublicensees that you are required to pay to MIT to provide a range that does not exceed ten percent (e.g. between twenty and thirty percent).  In addition, please disclose the annual minimum you or your sublicensees are obligated to spend on research, development and commercialization.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 128 of Submission No. 2.

Shenyang Sunshine Pharmaceutical Co., Ltd., page 127

14.       Please revise your description of this agreement to disclose:

•                  the amount of the upfront payment;

•                  the aggregate amount of milestone payments made to date;

•                  the aggregate amount of potential future milestone payments; and

•                  the royalty rate within a range that does not exceed ten percent (e.g. teens, twenties, etc.).

Response:   The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 130 of Submission No. 2.

Intellectual Property, page 128

15.       We note your disclosure on page 129 that one “licensed, issued U.S. patent that covers the SEL-212 product…expires in 2021,” and on page 130 that you “have issued patents that will expire on dates ranging from 2018 to 2032.” Please revise your description of your owned patents and patent applications to identify the

December 29, 2015

expiration date, or in the case of patent applications, the expected expiration date, of each material patent or patent family.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 132 of Submission No. 2 to identify the expiration dates, or in the case of patent applications, the expected expiration dates, of the patent families corresponding to the Company’s programs.

16.       Please revise your disclosure with regards to the patents licensed from MIT, Brigham, Harvard Medical School and the University of Toronto to identify:

•                  specific products, product groups and technologies to which such patents relate;

•                  type of patent protection, such as composition of matter, use or process;

•                  patent expiration dates; and

•                  applicable jurisdictions.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the referenced licensed patents potentially relate to various products, product groups and technologies that could be developed by the Company. As such, given the early-development status of such applicable products, product groups and technologies, the Company respectfully advises the Staff that at this time it is unable to specifically attribute with accuracy the licensed technology to a product, product group or technology, with the exception of the licensed, U.S. patent that covers the SEL-212 product indicated on page 131 of Submission No. 2. The Company is, however, able to identify the type of patent protection, patent expiration dates and applicable jurisdictions with respect to the licensed technology and has accordingly revised the disclosure on page 132 of Submission No. 2 in response to the Staff’s comment. As previously indicated, the Company does not view the license agreement with the University of Toronto as material and, accordingly, has provided the previously mentioned information with respect to the Company’s other licensed patents, including from MIT, Brigham and Harvard Medical School.

Certain Relationships and Related Party Transactions

Voting Agreement, page 170

17.       If the entire voting agreement will terminate upon the closing of this offering, please disclose such fact in this section.  If portions of the voting agreement will stay in effect after the closing of this offering, please file your voting agreement as an exhibit to the registration statement pursuant to Item 601(b)(4) of Regulation S-K.

December 29, 2015

Response:  The Company respectfully acknowledges the Staff’s comment and in response has filed the voting agreement as Exhibit 4.6 to Submission No. 2.

Principal Stockholders, page 174

18.       Please disclose the individual with voting and investment power with respect to the shares held by RUSNANO.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 178 of Submission No. 2.

Notes to Consolidated Financial Statements, page F-7

11. Stock Incentive Plans, page F-29

19.       Regarding the table of employee and non-employee option awards on page F-30, please tell us the activity related to non-employee awards.  In addition, please provide information related to the non-employee awards similar to that provided for the employee awards in the paragraph that follows the table.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages F-31 and F-32 of Submission No. 2.

14. Technology License Agreements, page F-35

20.       Please disclose the amounts of any upfront or milestone payments made and contingent future payments that may be made to Shenyang Sunshine Pharmaceutical Co. related to your 3SBio License.

Response:  The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page F-37 of Submission No. 2.

General

21.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully advises the Staff that at this time it has not provided potential investors with any written communications, as such term is defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.  However, the Company has at certain meetings with potential investors conducted in reliance on Section 5(d) of the Securities Act presented a slide presentation, a copy of which was not retained by any such potential investor.  The Company advises the Staff

December 29, 2015

that it will supplementally provide the Staff, under separate cover contemporaneously herewith, copies of the slide presentation.

22.       Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including.  If you intend to use any additional images, please provide us proofs of such materials.  Please note that we may have comments regarding this material.

Response:  The Company does not currently intend to include any additional graphic, visual or photographic information in the prospectus aside from Figures 11 and 12, which have been added on page 114 of Submission No. 2.  However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis.  The Company acknowledges that the Staff may have further comments on these materials once they are provided.

December 29, 2015

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 617-948-6060 or Brandon Bortner at 202-637-2117 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Werner Cautreels, Ph.D., President and Chief Executive Officer, Selecta Biosciences, Inc.

Brandon J. Bortner, Latham & Watkins LLP